August 27, 2024

Thomas Jones

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Go Green Global Technologies Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 20, 2024
File No. 333-276881

Dear Mr. Jones:

Go Green Global Technologies Corp. (the “Company”) respectfully submits this correspondence to the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in response to the Commission’s letter dated July 17, 2024 relating to the Company’s filing on June 20, 2024 of its amended registration statement (the “Registration Statement”). On behalf of the Company, Sichenzia Ross Ference Carmel LLP (“we” or “our”) is concurrently filing an amendment to the Registration Statement (such amendment, “Amendment No. 2”). Capitalized terms used herein but not defined herein have the definitions ascribed to them in Amendment No. 2.

To facilitate your review, we have reproduced below the Staff’s comments in bold italics, followed by our responses.

Amendment No. 1 to Registration Statement on Form S-1 filed June 20, 2024

You may be diluted by future issuances of preferred stock, page 19

1.	We note your response to prior comment 5. Please include a separate risk factor to highlight the voting power of the stockholder of your Series B Preferred Stock. In this regard, we note the new disclosure on page 45 that Danny G. Bishop is the sole stockholder of your Series B Preferred Stock. Also, revise the cover page to highlight the voting power of the sole stockholder of your Series B Preferred Stock.

In response to the Commission’s comment, the Company has included a separate risk factor in Amendment No. 2 to highlight the voting power of the stockholder of the Series B Preferred Stock. This risk factor includes the fact that Danny G. Bishop is the sole stockholder of the Company’s Series B Preferred Stock. The Company has also revised the cover page to highlight the voting power of the stockholder of the Series B Preferred Stock and to refer to the “Risk Factors” section for a discussion of the risks associated with (i) the significant voting power of our Series B Preferred Stock; and (ii) future issuances of preferred stock, additional Common Stock or securities convertible into shares of Common Stock in connection with our incentive plans, acquisitions or otherwise.

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Business, page 33

2.	We note your response to prior comment 8. Please revise your disclosure to clearly disclose that the terms are not finalized and that is uncertain whether the terms of such agreements will ever be finalized or if such agreements will ever be entered into.

In response to the Commission’s comment, we have revised the reference disclosure in the “Business” section to state that the terms of the pending agreements are not finalized and that it is uncertain whether the terms of such agreements will ever be finalized or if such agreements will ever be entered into.

Business Plan, page 35

3.	We note your response to prior comment 10. We note that you will not receive any proceeds from this offering. We also note your disclosure that your current cash on hand will meet your anticipated cash requirements for the next 30 days. We note your disclosure that the financial projections included in your prospectus are based on your estimates and assumptions. Please revise your disclosure to address the estimates and assumptions, including the assumptions underlying you achieving full-scale operation and production of your products. Please also update your risk factor disclosure as appropriate.

In response to the Commission’s comment, we have revised the disclosure in the “Business Plan” subsection to refer to the discussion of estimates and assumptions in the Company’s financial projections in the “Industry Overview” subsection. The Company has modified the disclosure in the “Industry Overview” subsection to further clarify that the estimated annual gross revenue potential is based on an assumption of full-scale operation and production of the Company’s products. The Company believes that it previously addressed the estimates and assumptions in its financial projections in the risk factor entitled “Our financial projections may differ materially from actual results.”

Plan of Distribution, page 44

4.	We note your response to prior comment 1. Please revise this section to clarify that the selling shareholders will sell at a fixed price of $0.15 until your shares are listed or quoted on an existing public trading market, such as the OTCQB, OTCQX or OTCBB, and thereafter at prevailing market prices or privately negotiated prices. Please also disclose the fixed price.

In response to the Commission’s comment, the Company advises that beginning on July 22, 2024, its Common Stock started trading on the OTCQB. We have revised disclosures throughout Amendment No. 2 to indicate this fact, including the cover page and “Plan of Distribution” section to indicate that the Common Stock will trade at prevailing market prices or privately negotiated prices.

5.	We note your disclosure on page 44 that selling shareholders may sell their securities through purchases by a broker-dealer as principal and resales by the broker-dealer for its account. Please revise to confirm your understanding that this would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

In response to the Commission’s comment, the Company has revised the disclosure in the “Plan of Distribution” section to indicate that if Selling Shareholders sell their securities through purchases by a broker-dealer as principal and resales by the broker-dealer for its account, these events will constitute a material change to the Company’s plan of distribution requiring a post-effective amendment to the registration statement.

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Security Ownership of Certain Beneficial Owners and Management, page 45

6.	Please revise the disclosure in this section for the applicable percentage ownership to be based on the amount of shares of common stock issued and outstanding as of the most recent practicable date.

In response to the Commission’s comment, the Company has revised the disclosure in the “Security Ownership of Certain Beneficial Owners and Management” section to reflect percentage ownership of various securityholders based on the amount of shares of Common Stock (i) issued and outstanding as of the most recent practicable date and (ii) on a fully diluted basis as of the most recent practicable date.

7.	We note your response to prior comment 11. Please expand the disclosure in this section about the ownership of the common stock and the preferred stock to disclose the total voting power of the holders.

In response to the Commission’s comment, the Company has revised the disclosure in the “Security Ownership of Certain Beneficial Owners and Management” section to include the total voting power of the holders of the Company’s Common Stock and preferred stock.

Selling Shareholders, page 46

8.	We note your response to prior comment 12. For those selling shareholders that are affiliates of broker-dealers, please disclose, if true, that each selling shareholder purchased the securities in the ordinary course of business; and at the time of purchase of the securities to be resold, the selling shareholders had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If a selling shareholder is unable to provide these representations, then the prospectus should state that the selling shareholder is an underwriter.

In response to the Commission’s comment, the Company has revised the “Selling Shareholders” section to state that, based on representations from the Selling Shareholders that are affiliates of broker-dealers, each of such Selling Shareholders purchased the securities in the ordinary course of business, and at the time of purchase of the securities to be resold, such Selling Shareholders had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Certain Relationships and Related Party Transactions, page 48

9.	We note you refer in your response to prior comment 14 that the transactions "did not exceed $120,000 and therefore do not fall within the definition of reportable related party transactions under Item 404 of Regulation S-K." However, given your disclosure on page 8 that you are a smaller reporting company, please note that Item 404(d)(1) of Regulation S-K requires disclosure of transactions in which the amount involved exceeds the lesser of $120,000 or one percent of the average of the company’s total assets at year-end for the last two completed fiscal years. Also note that Instruction 2 to Item 404(a) of Regulation S-K provides that a transaction includes a series of similar transactions, arrangements, or relationships. Please revise accordingly.

In response to the Commission’s comment, the Company refers the Commission to the revised disclosure in the “Certain Relationships and Related Party Transactions” section of Amendment No. 2.

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10.	We note that you refer on page 48 to related party transactions "within the 2023 Fiscal Year or the interim period, within the meaning of Item 404 of Regulation S-K promulgated under the Securities Act." Please revise to provide information for the time period specified in Instruction 2 to Item 404(d) of Regulation S-K.

In response to the Commission’s comment, the Company refers the Commission to the revised disclosure in the “Certain Relationships and Related Party Transactions” section of Amendment No. 2, which now also includes related party transactions for the 2022 Fiscal Year. The Company advises that it had no related party transactions in the 2021 Fiscal Year, which is also disclosed in Amendment No. 2.

Report of Independent Registered Public Accounting Firm, page F-2

11.	Please make arrangements with your auditor to have them revise the audit report to state, if true, that the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022. The audit report currently states the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2021.

In response to the Commission’s comment, the Company refers the Commission to the revised audit report in Amendment No. 2.

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at (212) 930-9700 ext. 645 or by email at rcarmel@srfc.law.

Very truly yours,

Sichenzia Ross Ference Carmel LLP

/s/ Ross D. Carmel, Esq.
Ross D. Carmel, Esq.

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036 T (212)

930-9700 | F (212) 930-9725 | WWW.SRFC.LAW

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